SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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DIRECT DIAL (212) 735-2439 DIRECT FAX (917) 777-2439 EMAIL ADDRESS LKAUFMAN@SKADDEN.COM	________ (212) 735-3000 Fax: (212) 735-2000 http://www.skadden.com	________ BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON
	December 14, 2007	________ BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SINGAPORE SYDNEY TOKYO TORONTO VIENNA

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sapphire Industrials Corp.
Amendment No. 2 to Form S-1 Registration Statement
File No. 333-146620

Dear Mr. Riedler:

This letter is submitted on behalf of Sapphire Industrials Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on November 14, 2007 (File No. 333-146620), as set forth in your letter to Mr. Donald G. Drapkin, dated November 29, 2007.

We have filed via EDGAR Amendment No. 2 to the registration statement. For your convenience, we are also forwarding five courtesy copies of Amendment No. 2 to the registration statement, which are marked to show changes from the registration statement previously filed. The changes to the registration statement reflect responses to the staff’s comments, as well as the updating of information.

For reference purposes, the text of your letter has been reproduced in this letter with responses below each numbered comment. Unless otherwise indicated, the page references in the responses to the staff’s comments refer to Amendment No. 2 to the registration statement.

General

1.	We note your response to comment 2. The Initial Unit Subscription Agreements, filed as Exhibits 10.15-10.22 refer to Exhibits A and B, which are not included.

•

Please re-file the Initial Unit Subscription Agreements in their entirety, including all exhibits, schedules, and other attachments. If Exhibit B to these agreements is the Securities Escrow Agreement currently filed as Exhibit 10.10, make a notation to that effect where Exhibit B would normally appear within the re-filed exhibits.

•	Please confirm in your response letter that all exhibits filed pursuant to Item 601(b)(10) of Regulation S-K are filed in their entirety, including all attachments.

Response: The Company has refiled Exhibits 10.15 through 10.22 with Amendment No. 2 to the registration statement, noting in each case that Exhibit A, the Form of Warrant Agreement, has been filed as Exhibit 4.4 to Amendment No. 2 to the registration statement and Exhibit B, the Form of Securities Escrow Agreement, has been filed as Exhibit 10.10 to Amendment No. 2 to the registration statement. The Company has filed or will file all exhibits pursuant to Item 601(b)(10) of Regulation S-K in their entirety, including all attachments, prior to effectiveness.

Summary, page 1

2.	We note your response to comment 6, and we reissue the comment in part. Please delete the second full paragraph on page 2, and remove this disclosure wherever it appears throughout the document. Unless all 700+ professionals will be working with the registrant, this information does not appear to be relevant to the registrant’s business. The additional information in this paragraph, which discusses Lazard’s organizational structure and its professionals’ approach to client relations, also does not appear to be relevant to the registrant.

Response: The Company respectfully submits that the scale and scope of Lazard’s business are material to investors in the Company’s securities, as, in addition to the Company’s management, the Company will look to the resources of Lazard and its professionals as a significant source of opportunities for a business combination. Following the consummation of the offering, the Company expects that its management will communicate with various professionals at Lazard about the existence of the Company as a potential investment vehicle and that professionals at Lazard who, following the consummation of the offering, become aware of companies seeking to sell businesses or otherwise effect a business combination may present them, under appropriate circumstances, to the Company for consideration. Therefore, the Company has revised the third paragraph on page 2 of Amendment No. 2 to the registration statement to remove the number of Lazard’s managing directors and eliminate discussion of the diversity of Lazard’s management directors, but otherwise has retained the language that discusses the qualities of Lazard’s professionals.

3.	We note your response to comment 7, and we reissue the comment. We do not object to your keeping in the document the disclosure about the number of Lazard’s past M&A transactions and about Mr. Drapkin’s business experience, but it should be moved to the discussion of the Proposed Business.

Response: As discussed above, the Company respectfully submits that Lazard’s merger and acquisition business is material to investors, as is the experience of the Company’s chief executive officer. As investors will be purchasing Company securities on the basis of their belief that the Company has the ability and contacts to source and consummate an advantageous business combination, the Company believes citing the established track record of both Lazard and Mr. Drapkin is material to making such assessment and should be a prominent part of the disclosure. Therefore, the Company has not moved the disclosure about the number of Lazard’s recent M&A transactions or about Mr. Drapkin’s business experience from the summary section of Amendment No. 2 to the registration statement.

We may in the future hire consultants or advisors on a contingent basis . . ., page 27

4.	We note you added this risk factor pursuant to comment 14. So that the risk to investors is clear, please state in the risk factor and its heading that due to the contingent nature of their fee, the consultants and advisors would have a conflict of interest in rendering advice to the company.

Response: The Company respectfully disagrees with the request to include in the risk factor and its heading that the contingent nature of the fees of potential consultants and advisors would result in a conflict of interest in rendering advice to the Company. The Company does not believe that contingent fees for consultants and advisors in a business combination that the Company undertakes would inherently compromise the independence or quality of the advice rendered by such parties. It is customary in a business combination transaction for all or a substantial portion of the financial advisors’ fees, as well as those of other experts and representatives, to be contingent upon completion of the transaction. This structure is especially important for an entity like the Company, as the Company will not be required to pay fees in situations where there is not a transaction. The Company will assess and disclose any material risks to investors at the time of a potential business combination. It will at that point be the decision of management of the Company and its Board of Directors whether or not to present a transaction to the stockholders, who ultimately must approve any transaction. In connection with any future stockholder vote to approve the Company’s initial business combination, the stockholders will be provided with full disclosure about the proposed transaction and related risks, including complete information regarding contingent fees.

The American Stock Exchange may delist our securities from quotation . . ., page 35

5.	We note your response to comment 26. The risk factor refers to the possibility of being delisted, but your response letter indicates that the company “does not believe it is currently at risk of violating any listing requirements.” If you keep this risk factor in your document, please identify the listing requirements the company believes it may have difficulties complying with.

Response: The Company has revised the disclosure on page 40 of Amendment No. 2 to the registration statement to note that, for reasons outside the control of the Company, the Company may be unable to maintain the number of public stockholders required by the listing standards of the American Stock Exchange or may have financial results that are unsatisfactory to the American Stock Exchange, which in either case may result in the de-listing of the Company’s securities.

Lazard holds a substantial interest in us and thus may influence . . ., page 34

6.	We note your response to comment 28. We reissue the comment because although your response explains the scenarios in which you may or may not hold an annual meeting, you have not provided a legal analysis explaining how the possibility that you might not hold an annual meeting is legal under Delaware law. Section 211(b) of the Delaware General Corporation Law appears to require companies to hold an annual meeting unless directors are elected by written consent in lieu of an annual meeting.

Response: The Company intends to comply with the requirements under Delaware law relating to annual meetings of stockholders. The Company has revised the disclosure on page 44 of Amendment No. 2 to the registration statement to note its intention to comply with applicable Delaware law but it is possible that a business combination may be completed prior to the time when the Company is next required to hold a meeting of stockholders following the offering, and therefore that investors in the offering may not have the opportunity to elect different directors prior to a business combination.

*        *        *

Please feel free to contact Stacy J. Kanter at (212) 735-3497, Gregg A. Noel at (213) 687-5234 or the undersigned at (212) 735-2439 should you require further information or have any questions.

Sincerely,

/s/ Laura Amy Kaufmann
Laura Amy Kaufmann

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